

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Anthony Mack
Chief Executive Officer
Virpax Pharmaceuticals, Inc.
1554 Paoli Pike #279
West Chester, PA 19380

Re: Virpax Pharmaceuticals, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.7-10.17
Filed October 9, 2020
File No. 333-249417

Dear Mr. Mack:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance